SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              M.D.C. HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Per Share
                         (Title of Class of Securities)

                                    552676108
                                 (CUSIP Number)

     David D. Mandarich, 3600 S. Yosemite St., Suite 900, Denver, CO 80237
                                 (303) 773-1100
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                December 28, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1 (b)(3) or 4, check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------                            ----------------------
CUSIP No. 552676108                                         Page 2 of 4 Pages
----------------------------                            ----------------------
===============================================================================
1   NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON
    David D. Mandarich
    ###-##-####
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
      Not Applicable                                                    (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
     00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS                                                       (a) [ ]
     2(d) or 2 (E)                                               (b) [ ]
     Not Applicable
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
7   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER
     2,094,702
-------------------------------------------------------------------------------
8   SHARED VOTING POWER
     0
-------------------------------------------------------------------------------
9   SOLE DISPOSITIVE POWER
     2,094,702
-------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,094,702
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []
     Not Applicable
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
     7.78 %
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

----------------------------                             ----------------------
CUSIP NO. 552676108                                         Page 3 of 4 Pages
----------------------------                             ----------------------

                                    AMENDMENT
                                      NO. 7
                                     TO THE
                                  SCHEDULE 13D

         The Reporting Person, David D. Mandarich hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 5.           Interest in Securities of the Issuer

                  (a)(b) As of the close of business on February 5, 2002, the Reporting Person, by virtue of the language of Rule 13d-3, may be deemed to own beneficially and to hold the sole power to vote and dispose of, in the aggregate the number and percentage of the Issuer's Common Stock set forth below opposite his name (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-K as of December 31, 2001).

==========================================================================
      Name                      Shares of Common Stock             Percentage
-------------------------------------------------------------------------------
David D. Mandarich (1)(2)             2,094,702                       7.78 %
-------------------------------------------------------------------------------

(1) Includes 13,310 shares of Common Stock owned by the Reporting Person's minor children and 1,361 shares of Common Stock held in the Reporting Person's 401(k) Plan account.

(2) Includes 347,875 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of February 5, 2002.

                  (c) The following table sets forth the transactions by the Reporting Person listed in Item 5(a) during the past sixty days.

===============================================================================
Trade                       Price Per
Date                        Share ($)                   David D. Mandarich
-------------------------------------------------------------------------------
12/28/01                            ----------              157,469(1)
12/28/01                            ----------                1,210(1)
-------------------------------------------------------------------------------

(1) Reflects the effect of the distribution of a 10% stock dividend to the Reporting Person and the Reporting Person's minor children, respectively, as of December 28, 2001.

----------------------------                             ----------------------
CUSIP NO. 552676108                                         Page 4 of 4 Pages
----------------------------                             ----------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2002



By: /s/ David D. Mandarich
   --------------------------
     David D. Mandarich
     President, Chief Operating
     Officer and Director